Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES THIRD QUARTER RESULTS
 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Silver Production Increases, Manantial Espejo Commissioning Underway

Vancouver, B.C. – November 13, 2008 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported unaudited financial and operating results for the quarter ended September 30, 2008.  The Company also provided an update on its mining operations as well as its project development activities, which includes the startup of its new Manantial Espejo mine in Argentina and the expansion of its San Vicente mine in Bolivia.

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company’s website at www.panamericansilver.com, and have been posted on SEDAR at www.sedar.com.

Third Quarter 2008 Highlights1

• Quarterly silver production of 4.9 million ounces, up 9% from Q3 2007
• Cash costs[2] increased to $6.61 per payable ounce of silver
• Sales of $79.5 million
• Cash flow from operations of $22.7 million.
• Mine operating earnings[2] of $15.5 million.
• Net income of $6.4 million or $0.08 per share
• Adjusted net income[3] of $11.3 million or $0.14 per share
• Commissioning of Manantial Espejo mine in Argentina is underway, with first silver and gold production expected approximately 5 weeks from today
• Discovery of a significant new high grade silver zone at the Morococha mine in Peru
• Production forecast for 2008 maintained at 18.8 million ounces of silver

1 Financial information in this news release is based on Canadian GAAP
2 Mine operating earnings and cash costs are non-GAAP measures. For a detailed description of these measures please refer to page 3 and page 8 of the MD&A.
3 Adjusted net income is equal to net income, excluding an unrealized loss of $2.9 million on currencies held in denominations other than US dollars and a loss of $2.0 million on re-pricing of previously recognized concentrate sales.

“There is no question that our financial results were negatively impacted by the sharp decline in base metal and silver prices that started in the middle of the third quarter and gathered speed towards the end of September” said Geoff Burns, President and CEO.  “However, we increased our silver production, still generated net earnings for a 10th consecutive quarter, delivered a respectable $22.7 million in operating cash flow, maintained a healthy working capital position with no debt and are now starting up our newest and lowest cost silver and gold mine.  In short, we are well positioned to continue to deliver growth, weather the difficult price environment we have just entered and at the same time take advantage of the strategic opportunities that are becoming more prevalent.”

Financial Results

Pan American posted sales of $79.5 million during the third quarter of 2008, a 10% decline year over year.  Although the realized silver price increased 19% relative to the same period last year, this was offset by significantly lower realized base metal prices.  Zinc prices were 45% lower than in the third quarter of last year while lead prices declined 39% over the same period.

Mine operating earnings for the quarter decreased to $15.5 million from $29.1 million in the comparable period in 2007, while consolidated net income decreased to $6.4 million or $0.08 per share.  Included in net income for the quarter was an unrealized $2.9 million loss on currencies held in denominations other than US dollars and $2.0 million in negative pricing adjustments on concentrates previously included in sales. Excluding these two items, adjusted net income was $11.3 million or $0.11 per share. The lower net income and lower mine operating earnings during the current quarter were primarily caused by the decline in base metal prices, largely zinc and higher cash production costs and depreciation charges.

During the quarter the Company generated $22.7 million in cash flow from operating activities, while investing $33.6 million in construction of the new Manantial Espejo mine and $14.2 million in the expansion of the San Vicente mine.  The Company also incurred capital expenditures of $11.8 million at its other operations.

At September 30, 2008 Pan American’s cash and short term investments totalled $90.9 million and the Company had in excess of $167 million in working capital.  The Company remains debt-free and fully funded to complete its short term growth projects.  Additionally, in October the Company secured a $70 million revolving credit facility, which is intended to fund general corporate purposes and strategic business development activities.  To date, the Company has not drawn from this facility.

Production And Operations

Pan American produced 4.9 million ounces of silver during the third quarter of 2008, which was 9% higher than in the third quarter of 2007 and 0.2 million ounces more than during the second quarter of this year.  Alamo Dorado was the Company’s best producing operation, contributing 1.7 million ounces of silver during the quarter.  The La Colorada and Huaron operations also had good production quarters, contributing 1.0 and 0.9 million ounces of silver respectively.

Consolidated cash costs for the quarter rose to $6.61 per ounce of silver from $3.32 in the third quarter of 2007.  The increase was a direct result of lower base metal by-product credits, and increased energy and labour costs, mainly at the Company’s Peruvian operations.

Exploration

In October, Pan American announced the discovery of the high grade Morro Solar vein at its Morococha mine in Perú.  The Morro Solar vein was identified during surface exploration and has been mapped over a continuous distance of more than 2.5 km along strike.  To date, the exploration drill program has covered only 800 meters along strike and 150 meters down dip of this major structure.  The vein shows the typical characteristics of the district with large high grade ore shoots separated by lower grade intervals (for additional information refer to the Company’s October 8, 2008 press release titled “Discovery of New High Grade Silver Zone at Morococha”).

The close proximity of the Morro Solar vein to the Sierra Nevada ramp will allow exploration and mining access over a vertical extension of more than 500 meters and will expedite its inclusion in Morococha’s proven and probable reserves and near term mining plan. The discovery of the Morro Solar vein is another example of the outstanding exploration potential at Morococha, where the Company has added silver reserves and resources every year since acquiring the mine in 2004.

Outlook

Construction activities at Manantial Espejo are rapidly winding down and commissioning has started.  Wet commissioning commenced on September 27th, the high voltage power system that runs the plant was energized on November 1st and the first ore should be introduced into the circuit and put under leach later in November. Open pit pre-stripping and underground activities continue as scheduled and at September 30, in excess of 294,000 tonnes of ore was stockpiled.  At feasibility levels, Manantial Espejo is expected to contribute 4.1 million ounces of silver and 60,000 ounces of gold per year at a cash cost of $0.02 per ounce of silver produced.   Due primarily to delays caused by slow equipment deliveries, lower than planned contractor productivity, and extreme seasonal wind conditions, the Company now expects total capital expenditures to be approximately 20% to 24% above the previous estimate of $185.3 million.

In Bolivia, the San Vicente mine expansion is progressing according to schedule and mechanical completion is expected by year end, with commissioning during the first half of 2009.

Pan American maintains its production guidance at 18.8 million ounces of silver in 2008, but has increased its estimate of consolidated cash cost to $5.70 per ounce of silver for the year.

Responding to the Current Environment

In response to the recent and significant decline in the prices of silver and zinc, Pan American has initiated a comprehensive series of measures to reduce costs and modify its mining plans.  These steps include a Company-wide reduction in workforce of over 500 employees and contractors and a 10% wage rollback for all senior executives.  In addition, the Company has deferred almost all of its greenfield exploration programs, significantly reduced its brownfield exploration, revised its short term mining plans to increase mined ore grades across all operations, and has cancelled all “discretionary” capital expenditures.

Commenting on these measures and the current price environment Geoff Burns added; “These are challenging times for the global mining industry. We have responded by retooling our business plans to reduce costs and adjust to the new pricing environment.  We have managed our business conservatively over the past couple of years and enter this difficult period in solid financial health, with no debt and with the skills and the experience to adapt and thrive without compromising our growth.  There are many reasons to be optimistic about future silver and gold prices.  Government bailouts and debts worldwide have reached epic proportions and will, in my opinion, eventually under-mine the very value of the paper currencies and the economies those same governments were charged with protecting. This should benefit gold and silver prices and Pan American Silver.”

***
About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in November.

Technical information contained in this news release has been reviewed by Michael Steinmann,
P.Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss financial and operating results on Thursday, November 13, 2008 at 11:30 am ET (08:30 am PT). North American participants dial toll-free 1-800-762-8795 and international participants dial 1-480-629-9041. The call will also be broadcast live on the Internet at http://www.investorcalendar.com/IC/CEPage.asp?ID=136452. Listeners may also gain access by logging on at www.panamericansilver.com. The call will be available for replay for one week after the call by dialing 1-800-406-7325 (for North American callers) and 1-303-590-3030 (for international callers) and entering replay pin number 3931521.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING, BUDGET AND EXPENDITURES FOR CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO AND SAN VICENTE, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS AND PROJECTED CASH COSTS PER OUNCE, THE ADEQUACY OF CAPITAL OR THE REQUIREMENTS FOR ADDITIONAL CAPITAL, EXPECTATIONS REGARDING FUTURE SILVER PRICES, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Financial & Operating Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$6,404	$23,891	$57,918	$62,798
Basic income per share	$0.08	$0.31	$0.72	$0.82
Mine operating earnings(1)	$15,469	$29,125	$103,103	$75,416
Cash flow from operations (excluding changes in non-cash operating working capital)	$20,826	$33,340	$111,500	$78,622
Capital spending and purchase of mineral interests	$57,107	$29,732	$162,425	$88,870
Cash and short-term investments	$90,884	$153,047	$90,884	$153,047
Net working capital	$167,417	$207,350	$167,417	$207,350

Tonnes milled	903,558	883,396	2,779,830	2,297,174
Silver – ounces	4,857,840	4,453,729	14,068,379	12,017,564
Zinc – tonnes	9,648	10,221	29,002	29,706
Lead – tonnes	3,967	4,159	12,241	11,909
Copper – tonnes	1,514	1,544	4,461	4,127
Gold – ounces	6,499	5,497	20,078	15,756

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce(2)	$6.61	$3.32	$5.22	$2.95
Total production cost per ounce(2)	$9.53	$5.65	$8.04	$5.09

Payable ounces of silver	4,574,988	4,136,221	13,215,617	11,122,324

Average Metal Prices
Silver – London Fixing per ounce	$15.07	$12.70	$16.58	$13.11
Zinc – LME Cash Settlement per tonne	$1,773	$3,238	$2,099	$3,452
Lead – LME Cash Settlement per tonne	$1,912	$3,141	$2,366	$2,373
Copper – LME Cash Settlement per tonne	$7,693	$7,713	$7,966	$7,087
Gold – London Fixing per ounce	$871	$680	$897	$666

(1)
Mine operating earnings is a non-GAAP measure.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

(2)
Total cash cost per ounce and total production cost per ounce are non-GAAP measurements and investors are cautioned not to place undue reliance on them and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements and accompanying footnotes.  In addition, see the reconciliation of operating costs to “Cash Cost per Ounce of Payable Silver” set forth in the Management Discussion and Analysis.